SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

TRANSMETA CORPORATION

(Name of Issuer)

Common Stock, $.00001 Par Value

(Title of class of securities)

89376R109

(CUSIP number)

Mark Nelson

275 Long Ranch Road

St. Helena, CA 94574

(707) 738-8941

With a copy to:

Steven Della Rocca, Esq.

David Kurzweil, Esq.

Latham & Watkins

885 Third Avenue

New York, NY 10022-4834

(212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

December 14, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 89376R109	13D	Page 2 of 7

1	NAME OF REPORTING PERSON: Mark Nelson and Dana Johnson, Joint Tenants with the Right of Survivorship
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 660,544
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 660,544
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 660,544*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5% (based on the number of shares of Common Stock outstanding as of November 2, 2007)
14	TYPE OF REPORTING PERSON: IN

*	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mark Nelson and Dana Johnson that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 330,000 of such shares of common stock are owned by the Cantus Foundation (the “Foundation”), of which Mr. Nelson and Ms. Johnson are directors. The Foundation was created and funded solely by Mr. Nelson and Ms. Johnson. Mr. Nelson and Ms. Johnson have no direct pecuniary interest in the Foundation, but control the investment decisions of the Foundation.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Transmeta Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2540 Mission College Boulevard, Santa Clara, CA 95054.

Item 2. Identity and Background

(a) The name of the person filing this statement is Mark Nelson on behalf of Mark Nelson and Dana Johnson (the “Reporting Person”).

(b) The Reporting Person’s residence address is 1481 Sage Canyon Road, St. Helena, CA 94574.

(c) The Reporting Person’s principal occupation is a private investor.

(d) and (e)

During the last five years, neither Mark Nelson nor Dana Johnson: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

Personal funds in the amount of $8,993,233.

Item 4. Purpose of Transaction

The shares of Common Stock purchased by the Reporting Person have been acquired for investment purposes. The Reporting Person believes the Common Stock represents an attractive investment opportunity at this time. The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, depending on the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, money and stock market conditions, and other future developments.

The Reporting Person urges the Issuer to carefully review all options to enhance shareholder value, including those set forth in the Schedule 13D filed on November 19, 2007 by Riley Investment Partners Master Fund, L.P., Riley Investment Management

LLC, B. Riley & Co., LLC and Bryant R. Riley. Among the options noted in such Schedule 13D would be potentially selling the Issuer’s intellectual property to a company who can better leverage the costs associated with pursuing the Issuer’s strategy, delisting from NASDAQ and/or going “dark” to significantly reduce public company costs, and/or engaging in a significant dutch tender.

Except as otherwise indicated in this Item 4, the Reporting Person has no present plans or proposals with respect to the Issuer that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Mark Nelson and Dana Johnson, together with the Foundation, own 660,544 shares of Common Stock equivalent to approximately 5.5% of the Common Stock.

(b) Mark Nelson and Dana Johnson have the sole power to direct the vote of and sole power to direct the disposition of all such shares.

(c) The transactions in the Common Stock that were effected by the Reporting Person, in the open market by individual purchases, during the past 60 days were the following:

(i)	Purchase by the Foundation of 41,899 shares at $12.60 per share on November 27, 2007;

(ii)	Sale by the Foundation of 7,000 shares at $12.68 per share on November 27, 2007;

(iii)	Sale by the Foundation of 1,100 shares at $13.11 per share on November 28, 2007;

(iv)	Purchase by Mark Nelson and Dana Johnson of 165,033 shares at $12.95 per share on November 28, 2007;

(v)	Sale by Mark Nelson and Dana Johnson of 24,464 shares at $12.88 per share on November 28, 2007;

(vi)	Purchase by Mark Nelson and Dana Johnson of 5,708 shares at $13.14 per share on November 29, 2007;

(vii)	Sale by Mark Nelson and Dana Johnson of 5,500 shares at $13.09 per share on November 29, 2007;

(viii)	Purchase by Mark Nelson and Dana Johnson of 93,779 shares at $13.04 per share on November 30, 2007;

(ix)	Sale by Mark Nelson and Dana Johnson of 8,400 shares at $12.99 per share on November 30, 2007;

(x)	Purchase by Mark Nelson and Dana Johnson of 37,675 shares at $13.03 per share on December 3, 2007;

(xi)	Sale by Mark Nelson and Dana Johnson of 17,500 shares at $13.05 per share on December 3, 2007;

(xii)	Purchase by Mark Nelson and Dana Johnson of 3,400 shares at $13.17 per share on December 4, 2007;

(xiii)	Sale by Mark Nelson and Dana Johnson of 900 shares at $13.12 per share on December 4, 2007;

(xiv)	Purchase by Mark Nelson and Dana Johnson of 42,203 shares at $13.45 per share on December 6, 2007;

(xv)	Sale by Mark Nelson and Dana Johnson of 4,100 shares at $13.28 per share on December 6, 2007;

(xvi)	Purchase by the Foundation of 63,028 shares at $13.93 per share on December 6, 2007;

(xvii)	Purchase by the Foundation of 141,400 shares at $14.12 per share on December 11, 2007;

(xviii)	Sale by the Foundation of 3,000 shares at $14.10 per share on December 11, 2007;

(xix)	Purchase by the Foundation of 98,773 shares at $13.81 per share on December 14, 2007;

(xx)	Sale by the Foundation of 4,000 shares at $13.49 per share on December 14, 2007.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

(a) Authorization agreement between Mark Nelson and Dana Johnson regarding the filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2007

/s/ Mark Nelson
Mark Nelson